Exhibit 99.1

[LOGO OF DSG INTERNATIONAL]

DSG INTERNATIONAL REPORTS SECOND QUARTER AND YEAR-TO-DATE

FINANCIAL RESULTS

Duluth, Ga., August 29, 2003 DSG International Limited (NASDAQ: DSGIF) today announced financial results for the second quarter ended June 30, 2003. Net sales in the second quarter ended June 30, 2003 declined by 8.6% to $51.1 million, compared to $55.8 million last year. Loss from continuing operations in the second quarter of 2003 was $3.0 million compared to a loss of $110,000 in the same quarter last year. Income from discontinued operations was $938,000 in the second quarter of 2002. Net loss in the second quarter of 2003 was $3.0 million compared to net income of $828,000 in the same quarter last year.

In comparing the second quarter 2003 to the same period last year the majority of the sales decline was in the Company’s North American business. Gross profit margin in the second quarter of 2003was 23.4% compared to 26.2% for the same period last year due to the combination of lower sales volume and an unfavorable sales mix to lower margin products. Selling, general and administrative expense as a percentage of net sales increased to 27.9% compared to 24.7% in the same quarter last year. This increase is mainly attributable to additional charges to stock-based compensation expense of $1.5 million and transaction costs incurred on the purchase of real estate of $530,000. Excluding these additional stock-based compensation and real estate transaction expenses, selling, general and administrative expense in the second quarter of 2003 was $12.2 million or 24.4% of net sales, which was 0.3% lower than the same period last year.

The loss from continuing operations for the quarter ended June 30, 2003 was $3.0 million. When comparing this loss of $3.0 million to the $110,000 loss for the same period in 2002, the majority of the difference is attributable to lower volume, an unfavorable sales mix and incremental administration costs primarily related to stock-based compensation expense.

For the six months ended June 30, 2003, net sales decreased by 2.4% to $108.7 million from $111.4 million for the first half of 2002. Gross profit margin in the first half of 2003 declined by 1.1% to 23.8% compared to 24.9% in the previous year. Selling, general and administrative expense as a percentage of net sales in the first half of 2003 was 26.2% compared to 24.9% for the same period last year. The current year to date period includes additional expense related to stock-based compensation of $1.7 million and transaction costs associated with the purchase of real estate in the amount of $530,000. Excluding these additional stock-based compensation and real estate transaction expenses in the first half of 2003, the selling, general and administrative expense as a percentage of net sales was 24.1%, which is 0.8% lower than last year. Lower interest expense of $696,000 in the first half of 2003 compared with $1.1 million last year was due to lower debt levels. As a result, loss from continuing operations for the six months ended June 30, 2003 was $4.2 million compared to a loss of $936,000 for the same period last year.

Earlier this year, the Company’s Board of Directors approved a share repurchase program of up to 10% of the Company’s outstanding ordinary shares. In the quarter ended June 30, 2003 the Company repurchased 400,000 shares of its outstanding ordinary shares. Also, in July, the Company repurchased an additional 130,800 shares of its outstanding ordinary shares. On a year-to-date basis the Company has repurchased 530,800 shares, which represents about 7.6% of its outstanding ordinary shares at the time the share repurchase program was approved.

Brandon Wang, Chairman said, “The second quarter of 2003 financial results were impacted by a very challenging market environment. National brand market leaders in our industry continued to place pressure on pricing and product promotion in all of our markets worldwide. We anticipate these market conditions to continue for the remainder of 2003. Our various operations around the world are making the necessary adjustments to their operating business models in an attempt to preserve profits and improve margins. This endeavor will continue and along with the expectation of an improved volume picture in the second half of the year should allow for a better outlook toward improved financial results. We continue to make every effort to improve our financial performance under these difficult market conditions

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosies®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Lullaby®”, “Cares®”, “Cuddles®”, “Super Fan-nies®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Limited filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

August 29, 2003

STATEMENTS OF OPERATIONS

(In thousands, except earnings per share)

The Statements of Operations for the three-month and six-month periods ended June 30, 2003 and 2002 are derived from unaudited financial statements, which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Net sales	$51,057	$55,835	$108,703	$111,373

Gross profit	11,940	14,638	25,826	27,764
Gain (loss) on sale of property, plant and equipment	6	245	(51)	245
Selling, general and administrative expense	(14,235)	(13,781)	(28,451)	(27,772)
Restructuring expenses	—	—	—	(200)

Operating income (loss)	(2,289)	1,102	(2,676)	37
Interest expense	(355)	(538)	(696)	(1,102)
Exchange gain	369	256	651	407
Other income	67	32	225	87

Income (loss) from continuing operations before income taxes	(2,208)	852	(2,496)	(571)
Provision for income taxes	(399)	(518)	(1,043)	477
Minority interest	(384)	(444)	(690)	(842)

Loss from continuing operations	(2,991)	(110)	(4,229)	(936)

Discontinued operations:
Income from discontinued operations before income taxes	—	1,121	—	2,090
Provision for income taxes	—	(183)	—	(332)

Income from discontinued operations	—	938	—	1,758

Net income (loss)	$(2,991)	$828	$(4,229)	$822

Earnings (losses) per share:
Basic	$(0.44)	$0.12	$(0.61)	$0.12

Diluted*	$(0.44)	$0.12	$(0.61)	$0.12

Weighted average number of shares outstanding:
Basic	6,818	6,989	6,903	6,989

Diluted	8,188	6,989	7,690	6,989

*	The restricted shares and stock options outstanding at June 30, 2003 have not been included in the computation of diluted earnings per share because to do so would be anti-dilutive for the three months and six months ended June 30, 2003.

STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Net income (loss)	$(2,991)	$828	$(4,229)	$822
Other comprehensive income
Foreign currency translation adjustments	309	315	304	822

Comprehensive income (loss)	$(2,682)	$1,143	$(3,925)	$1,644

BALANCE SHEET DATA

(Dollars in thousands, unaudited)

	June 30, 2003	December 31, 2002
Working capital	$12,026	$27,956
Total assets	126,652	129,867
Long-term debt	7,568	9,197
Shareholders’ equity	57,695	59,032

At June 30, 2003 the Company had cash and cash equivalents totaling $19.7 million.

Included as Exhibits to this Second Quarter Report

Exhibit

32.1	Certification by Brandon Wang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification by Edmund J. Schwartz pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002